FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For November 21, 2006




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

                                               Contact:
                                               John G. Nesbett
                                               IMS
                                               203.972.9200
                                               jnesbett@institutionalms.com



            DESWELL INDUSTRIES, INC. ANNOUNCES SECOND QUARTER RESULTS

               - 28.7% Increase in Net Income in Second Quarter -

      - Company also Announces Second Quarter Dividend of $0.17 Per Share-



MACAO (November 20, 2006) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter and six months ended September 30, 2006.

Deswell reported net sales for the second quarter ended September 30, 2006 of $35.7 million, compared to $29.0 million for the same quarter of 2005, an increase of 23.0%. Operating income totaled $4.0 million, compared to $2.8 million for the same quarter of 2005, an increase of 43.6%. Net income for the quarter increased 28.7% to $3.6 million compared to $2.8 million for the year-ago quarter.
  Basic and diluted net income per share for the quarter increased to $0.24 and $0.24, respectively (based on 14,938,000 and 15,005,000 weighted average shares outstanding, respectively), compared to $0.19 and $0.19, respectively (based on 14,920,000 and 14,967,000 weighted average shares outstanding, respectively), for the quarter ended September 30, 2005.

Net sales for the six months ended September 30, 2006 were $67.4 million, an increase of 14.0%, compared to sales of $59.1 million for the corresponding period in 2005. Operating income increased 14.8% to $7.8 million, compared to $6.8 million in the first six months of fiscal 2006, and net income increased 17.7% to $7.0 million, compared to $5.9 million in the first six months of fiscal 2006. Basic and diluted net income per share for the six months increased to $0.47 and $0.47, respectively (based on 14,931,000 and 14,959,000 weighted average shares outstanding, respectively), compared to $0.40 and $0.40, respectively (based on 14,893,000 and 14,921,000 weighted average shares outstanding, respectively), for the six months ended September 30, 2005.

The Company's balance sheet remains strong, with cash and cash equivalents on September 30, 2006 totaling $15.2 million, compared to $25.4 million on March 31, 2006. Working capital totaled $56.9 million as of September 30, 2006, versus $55.1 million as of March 31, 2006. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chief executive officer, commented, "This quarter's revenue growth was mainly driven by the 52.1% growth in our plastic division. We saw a significant pick up in business from one of our telecommunications customers, as well as an increase in business from some of our newer customers. We were disappointed with the 4.6% growth in our electronic & metallic division due to some customers delaying orders as well as a continued shortage of certain electronic materials. However, we are pleased that our customers have indicated to us that we will receive the delayed orders in the next three to six months."

Mr. Lau continued, "Given the strong performance at our plastic's division during the quarter, we are filling capacity and very satisfied with the performance of our new state-of-the-art facility. We are confident about growth prospects in the coming two quarters as orders from new customers develop and as we see the delayed customer orders at our electronics division."

Second-Quarter Dividends

The Company also announced that on November 17, 2006 its board of directors declared a dividend of $0.17 per share for the second quarter. The dividend will be payable on December 18, 2006 to shareholders of record as of November 30, 2006.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.


                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)


                                        Quarter ended         Six months ended
                                        September 30,           September 30
                                     -------------------------------------------
                                       2006       2005        2006       2005
                                     ---------  ---------   ---------  ---------
                                         (Unaudited)            (Unaudited)
Net sales                             $35,715    $29,046     $67,404    $59,121
Cost of sales                          26,850     22,837      50,093     45,272
                                     ---------  ---------   ---------  ---------
Gross profit                            8,865      6,209      17,311     13,849
Selling, general and administrative
 expenses                               4,892      3,443       9,558      7,097
                                     ---------  ---------   ---------  ---------
Operating income                        3,973      2,766       7,753      6,752
Interest expense                            -          -           -          -
Other income, net                         143        479         330        119
                                     ---------  ---------   ---------  ---------
Income before income taxes              4,116      3,245       8,083      6,871
Income taxes                              394         49         545         74
                                     ---------  ---------   ---------  ---------
Income before minority interests        3,722      3,196       7,538      6,797
Minority interests                        125        401         538        851
                                     ---------  ---------   ---------  ---------
Net income                             $3,597     $2,795      $7,000     $5,946

Other comprehensive income
Foreign currency translation
 adjustment                                 -          -         710       (404)
                                     ---------  ---------   ---------  ---------
Comprehensive income                   $3,597     $2,795      $6,290     $5,542
                                     =========  =========   =========  =========

Net income per share (note 3)
Basic:
Net income per share                    $0.24      $0.19       $0.47      $0.40
                                     =========  =========   =========  =========
Weighted average common shares
 outstanding (in thousands)            14,938     14,920      14,931     14,893
                                     =========  =========   =========  =========

Diluted:
Net income per share (note 3)           $0.24      $0.19       $0.47      $0.40
                                     =========  =========   =========  =========
Weighted average common shares
 outstanding (in thousands)            15,005     14,967      14,959     14,921
                                     =========  =========   =========  =========


                                    - more -

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                     September 30,     March 31,
                                                         2006            2006
                                                         ----            ----
                                                     (Unaudited)       (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                           $  15,214    $   25,369
     Restricted cash                                             -           649
Marketable securities                                          118           164
     Accounts receivable, net                               30,277        18,318
     Inventories                                            31,277        21,845
     Prepaid expenses and other current assets               5,458         5,035
     Income taxes receivable                                    41             -
                                                         ---------    ----------
           Total current assets                             82,385        71,380
Property, plant and equipment - net                         61,403        58,286
Deferred income tax assets                                       -           294
Goodwill                                                       712           710
                                                         ---------    ----------
             Total assets                                $ 144,500    $  130,670
                                                         =========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                    $  20,446    $   10,886
     Dividend payable                                            -         2,089
     Customer deposits and accrued expenses                  4,849         3,107
     Income taxes payable                                      219           184
                                                         ---------    ----------
         Total current liabilities                          25,514        16,266
                                                         ---------    ----------
Minority interests                                           8,193         7,636
                                                         ---------    ----------

Shareholders' equity
     Common stock
     -  authorized 30,000,000 shares; issued and
        outstanding 14,938,730 shares at September 30,
        2006 and 14,923,730 at March 31, 2006 (note 4)      42,198        41,254
     Additional paid-in capital                              6,970         6,970
     Accumulated other comprehensive income                  1,146           436
     Retained earnings                                      60,479        58,108
                                                         ---------    ----------
          Total shareholders' equity                       110,793       106,768
                                                         ---------    ----------
             Total liabilities and shareholders' equity  $ 144,500    $  130,670
                                                         =========    ==========


                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)

                                                                                            Six months ended
                                                                                             September 30,
                                                                                         2006            2005
                                                                                         ----            ----
Cash flows from operating activities:
         Net income                                                                $     7,000     $    5,946
         Adjustments to reconcile net income to net cash
           provided by operating activities:
            Depreciation and amortization                                                2,575          2,695
            (Gain)/loss on sale of property, plant and equipment                         (148)              5
            Unrealized holding loss on marketable securities                                46             40
            Stock-based compensation cost                                                  820              -
Minority interests                                                                         557            826
            Deferred income tax                                                            294              -
            Changes in current assets and liabilities:
              Accounts receivable                                                      (11,959)         1,578
             Inventories                                                                (9,432)        (1,780)
             Prepaid expenses and other current assets                                    (423)          (406)
             Income taxes receivable                                                       (41)            20
             Accounts payable                                                            9,560         (1,342)
             Customer deposits and accrued expenses                                      1,742           (149)
             In income taxes payable                                                        35            (27)
                                                                                --------------   ------------
         Net cash provided by operating activities                                         626          7,406
                                                                                --------------   ------------

Cash flows from investing activities
         Purchase of property, plant and equipment                                      (5,330)        (3,392)
         Proceeds from disposal of property, plant and equipment                           362              2
                                                                                --------------   ------------
Net cash used in investing activities                                                   (4,968)        (3,390)
                                                                                --------------   ------------
Cash flows from financing activities
         Dividend paid                                                                  (6,718)        (4,923)
         Dividends paid to minority shareholders of a subsidiary                             -           (430)
         Contribution from minority shareholders of a subsidiary                             -           (170)
         Common stock issued                                                               124            352
         Decrease in restricted cash                                                       649            239
                                                                                --------------   ------------
            Net cash used in financing activities                                       (5,945)        (4,932)
                                                                                --------------   ------------

Cash effect of exchange rate changes                                                       132           (169)

Net decrease in cash and cash equivalents                                              (10,155)        (1,085)
Cash and cash equivalents, at beginning of period                                       25,369         28,073
                                                                                --------------   ------------
Cash and cash equivalents, at end of period                                             15,214         26,988
                                                                                ==============   ============

Supplementary disclosures of cashflow information: Cash paid during the period for:
         Interest                                                                            -              -
         Income taxes                                                                      256             80
                                                                                ==============   ============

Supplementary disclosures of significant non-cash transactions:
      Issuance of common stock in connection of acquisition of
         Additional 5% shareholdings of a subsidiary                                         -          1,834
      Excess of acquisition cost over the fair value of acquired
         net assets of additional 5% shareholdings of a subsidiary                           -           (234)
                                                                                ==============   ============

                                    - more -

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.       Management's Statement
         ----------------------

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2006 and March 31, 2006, the results of operations for the six months ended September 30, 2006 and September 30, 2005, and the cash flows for the six months ended September 30, 2006 and September 30, 2005. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 14, 2006 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.


2.       Inventories
         -----------

                                                                         September 30,         March 31,
                                                                             2006                2006
                                                                       -----------------    ---------------
Inventories by major categories :
           Raw materials                                                $     14,727         $        8,782
           Work in progress                                                   10,424                  6,932
Finished goods                                                                 6,126                  6,131
                                                                       -----------------    ---------------
                                                                        $     31,277         $       21,845
                                                                       =================    ==============

3.       Net Income Per Share
         --------------------

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

         The basic net income per share is computed by dividing net income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the six months ended September 30, 2006 and 2005 were both from the Company's continuing operations.






                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


Quarter Ended September 30, 2006 Compared to Quarter Ended September 30, 2005
-----------------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended September 30, 2006 were $35,715,000, an increase of $6,669,000 or 23.0% as compared to the corresponding period in 2005. The increase was related to increase in sales in the plastic segment and electronic and metallic segment of $5,852,000 and $817,000, respectively. This represented an increase of 52.1% and 4.6% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue increase in our plastic segment was mainly due to the increase in orders from a telecommunication customer of $3,875,000 and other existing customers of $2,269,000; and increase in orders from new customers of $1,711,000 over the corresponding period in the prior year. This together offset the decrease in orders from other existing customers of $2,004,000.

The revenue increase in our electronics and metallic segment was mainly due to the increase in OEM product orders of $2,082,000 and $1,133,000 from existing and new customers respectively; the increase in distribution sales of $180,000; the increase in metallic products of $296,000 from existing customers and the decrease in provision of metallic doubtful sales $889,000 made in the quarter of prior last year. This together offset the revenue decrease in electronic orders from customers of $3,594,000 and in metallic orders of $169,000 during the quarter. The net increase resulted from a change in customer mix as compared with last year. The increase in sales in the OEM products was mainly for the sales of professional audio equipment products.

Gross Profit - The gross profit for the quarter ended September 30, 2006 was $8,865,000, representing a gross profit margin of 24.8%. This compares with the overall gross profit and gross profit margin of $6,209,000 or 21.4% for the quarter ended September 30, 2005.

Gross profit in the plastic segment increased by $2,916,000 to $6,078,000 or 35.6% of net sales, for the quarter ended September 30, 2006 compared to $3,162,000 or 28.1% of net sales, for the quarter ended September 30, 2005. This was mainly attributed to the change in customer and product mix where lower margin assembly sales decreased by approximately 23% in the quarter as compared with last year; and our continued tight control of factory overhead; despite an average of 2% appreciation in Chinese renminbi currency where most of our direct overhead is denominated, during the quarter as compared with last year.

Gross profit in the electronic & metallic segment decreased by $260,000 to $2,787,000 or 15.0% of net sales, for the quarter ended September 30, 2006 compared to $3,047,000 or 17.1% of net sales, for the same period last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an approximately 11% increase in labor cost as compared with last year corresponding quarter; and an average of 2% appreciation in Chinese renminbi currency where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Selling, general and administrative expenses - SG&A expenses for the quarter ended September 30, 2006 were $4,892,000, amounting to 13.7% of total net sales, as compared to $3,443,000 or 11.9% of total net sales for the quarter ended September 30, 2005. There was an increase in selling, general and administrative expenses of $1,449,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $456,000 or 21.7% to $2,557,000 or 15.0% of net sales, for the quarter ended September 30, 2006 compared to $2,101,000 or 18.7% of net sales, for the corresponding period in 2005. The increase was primarily related to the increase in director remuneration of $350,000 and an increase in selling expenses of $82,000 as a result of the increase in sales activities during the quarter.

The SG&A expenses in the electronic & metallic segment increased by $993,000 or 74.0% to $2,335,000 or 12.5% of net sales, for the quarter ended September 30, 2006 compared to $1,342,000 or 7.5% of net sales for corresponding quarter in 2005. The increase was primarily related to the increase in salary expenses of $681,000; which included a one-time payment to staff of $216,000 for their past services to the company and the increase in management and staff cost of $268,000 and $197,000 as a result of both increase in staff rate and headcounts in various departments. Moreover, there were increases in selling logistic expenses of $84,000 for electronic & metallic sales and $81,000 for distribution sales respectively; increase in social welfare expenses of $37,000 and increase in other general expenses of $150,000 for OEM and distribution operations during the quarter; as a result of the increase in sales activities as compared with prior year.

Operating income - Operating income was $3,973,000 for the quarter ended September 30, 2006, an increase of $1,207,000 or 43.6% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division increased $2,460,000 to $3,521,000 or 20.6% of net sales, in quarter ended September 30, 2006 compared to $1,061,000 or 9.4% of net sales for the corresponding quarter in 2005. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

The operating income of electronic & metallic segment decreased $1,253,000 to $452,000 or 2.4% of net sales, in the quarter ended September 30, 2006 compared to $1,705,000 or 9.6% of net sales for the corresponding quarter in 2005. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

Other income - Other income decreased by $336,000 to $143,000 for the quarter ended September 30, 2006. On a segment basis, other income attributable to the plastic segment decreased $273,000 to $106,000 in the quarter ended September 30, 2006. The decrease was primarily attributable to the increase in exchange loss of $366,000 offsetting the increase in interest income of $29,000, the gain on disposal of fixed assets of $41,000 and a write back of bad debt provision of $20,000 in the quarter as compared with corresponding period in 2005.

Other income attributable to the electronic & metallic segment decreased $63,000 to $37,000 in the quarter ended September 30, 2006. This decrease was mainly due to the increase in exchange loss of $56,000 and the decrease in unrealized gain in investment securities revaluation of $17,000 offsetting the increase in interest income of $13,000 in the quarter as compared with the corresponding period in 2005.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Income Taxes - Income taxes expenses for the quarter was $394,000, an increase of $345,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment increased $395,000 to $444,000 for the quarter ended September 30, 2006 whereas the income tax expenses for the electronic & metallic segment decreased $50,000 from $nil for the quarter ended September 30, 2005, respectively. The increase in the plastic division was mainly related to our Jetcrown Dongguan subsidiary's completion of its two years tax exemption for the calendar years ended December 31, 2004 and 2005.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $125,000 for the quarter ended September 30, 2006, from $401,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $276,000 in the electronics and metallic subsidiaries in the quarter ended September 30, 2006.

Net Income - Net income was $3,597,000 for the quarter ended September 30, 2006, an increase of $802,000 or 28.7%, as compared to net income of $2,795,000 for the quarter ended September 30, 2005, and net income as a percentage of net sales increased from 9.6% to 10.1% for the quarter ended September 30, 2006. The increase in net income was mainly the result of the increase in operating income and the decrease in minority interest offsetting the decrease in other income and the increase in income tax expenses as described above.

Net income for the plastic segment increased by 128.8% to $3,183,000 for the quarter ended September 30, 2006 compared to $1,391,000 for the corresponding quarter in 2005. The increase in net income of the plastic segment was mainly the result of the increase in operating profits offsetting the decrease in other income and the increase in income tax expenses as described above.

Net income for the electronic & metallic segment decreased by 70.5% to $414,000 for the quarter ended September 30, 2006 compared to $1,404,000 for the corresponding quarter in 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income, offsetting the decrease in income taxes and minority interest, as described above.


Six Months Ended September 30, 2006 Compared to Six Months Ended September 30,
------------------------------------------------------------------------------
2005
----

Net Sales - The Company's net sales for the six months ended September 30, 2006 were $67,404,000, an increase of $8,283,000 or 14.0% as compared to corresponding period in 2005. The increase in sales was mainly related to the increase in sales of plastic segment of $8,854,000 offsetting the decrease in sales of electronics and metallic segment of $571,000. This represented an increase of 38.4% and a decrease of 1.6% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


The revenue increase in our plastic segment was mainly a result of the increase in orders from a telecommunication customer of $8,127,000 and other existing customers of $3,671,000; and increase in orders from new customers of $2,871,000 over the corresponding period in the prior year. These together offset the decrease in orders from other existing customers of $5,816,000.

The revenue decrease in our electronic and metallic segment was mainly due to the decrease in orders from existing customers of $9,012,000 in electronic orders, $460,000 in metallic orders and $278,000 in distribution sales respectively. These together offset the increase in electronic and metallic orders of $5,734,000 from existing customers and $3,445,000 from new customers respectively. The net decrease was resulted from a change in customer mix as compared with last year. Both decrease and increase in sales in the OEM products was mainly for sales of professional audio equipment products.

Gross Profit - The gross profit for the six months ended September 30, 2006 was $17,311,000, representing a gross profit margin of 25.7%. This compared with the overall gross profit and gross profit margin of $13,849,000 or 23.4% for the six months ended September 30, 2005.

Gross profit in the plastic segment increased by $3,703,000 to $10,774,000 or 33.7% of net sales, for the six months ended September 30, 2006 compared to $7,071,000 or 30.6% of net sales, for the six months ended September 30, 2005. This was mainly attributed to the change in customer and product mix where lower margin assembly sales decreased by approximately 38% during the period as compared with prior year; and our continued tight control on factory overhead; despite an average of 2% appreciation in Chinese renminbi currency in the six months ended September 30, 2006 where most of our direct overhead are denominated, as compared with last year.

Gross profit in the electronic & metallic segment decreased by $241,000 to $6,537,000 or 18.4% of net sales, for the six months ended September 30, 2006 compared to $6,778,000 or 18.8% of net sales, for the same period last year. This was mainly attributed to the change in customer and product mix, the increased material pricing pressure on some of our electronic materials, an approximately 5% increase in labor cost and an average of 2% appreciation in Chinese renminbi currency in the six months ended September 30, 2006 where most of our direct overhead are denominated, as compared with last year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2006 were $9,558,000, amounting to 14.2% of total net sales, as compared to $7,097,000 or 12.0% of total net sales for the six months ended September 30, 2005. There was an increase in selling, general and administrative expenses of $2,461,000 or 34.7% over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,190,000 or 28.6% to $5,347,000 or 16.7% of net sales, for the six months ended September 30, 2006 compared to $4,157,000 or 18.0% of net sales, for the corresponding period in 2005. The increase was primarily related to a stock based compensation cost of $820,000, the increase in director remuneration of $313,000, salary expenses of $85,000 and selling expenses of $95,000 as a result of increase in sales activities; these together offset the savings in other general expenses of $139,000 during the six months ended September 30, 2006 as compared with prior year.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


The SG&A expenses in the electronic & metallic segment increased by $1,271,000 or 43.2% to $4,211,000 or 11.9% of net sales, for the six months ended September 30, 2006 compared to $2,940,000 or 8.2% of net sales for corresponding period in 2005. The increase was primarily related to the increase salary expenses of $779,000; which included a one time payment to staff of $216,000 for their past services to the company, increase in management and staff cost of $239,000 and $324,000 as a result of both increase in staff rate and headcounts in various departments. Moreover, there were increases in selling logistic expenses of $230,000 and $81,000 for electronic & metallic sales and distribution business respectively; increase in social welfare expenses of $75,000; and increase in other general expenses of $96,000 for OEM and distribution operations during the six months ended September 30, 2006 as compared with prior year.

Operating income - Operating income was $7,753,000 for the six months ended September 30, 2006, an increase of $1,001,000 or 14.8% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of plastic segment increased $2,513,000 to $5,427,000 or 17.0% of net sales, in the six months ended September 30, 2006 compared to $2,914,000 or 12.6% of net sales in corresponding period in 2005. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

The operating income of electronic & metallic segment decreased $1,512,000 to $2,326,000 or 6.6% of net sales, in the six months ended September 30, 2006 compared to $3,838,000 or 10.6% of net sales in the corresponding period in 2005. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

Other income - Other income was $330,000 for the six months ended September 30, 2006, an increase of $211,000 as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment increased $138,000 to $358,000 in the six months ended September 30, 2006. The increase in other income was primarily attributable to the increase in interest income of $63,000 and increase in gain on disposal of fixed assets of $156,000 offsetting the increase in exchange loss of $123,000 in the six months ended September 30, 2006 as compared with corresponding period in 2005.

Other income attributable to the electronic & metallic segment increased $73,000, to other expenses of $28,000 in the six months ended September 30, 2006. This decrease in other income was mainly due to the increase in interest income of $39,000 and the decrease in exchange loss of $50,000, offsetting the increase in doubtful debt provision of $16,000 in the six months ended September 30, 2006.

Income Taxes - Income taxes expenses for the six months ended September 30, 2006 was $545,000, an increase of $471,000 as compared with the corresponding period in the prior year. On a segment basis, the income taxes of plastic segment increased $607,000 to $513,000 for the six months ended September 30, 2006. This increase was mainly related to our Jetcrown Dongguan subsidiary as it had completed the two years tax exemption for the calendar years ended December 31, 2004 and 2005. The income tax expenses for the electronic & metallic segment decreased $136,000 to $32,000 for the six months ended September 30, 2006.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary which was previously with a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $538,000 for the six months ended September 30, 2006, from $851,000 for the corresponding period in the prior year. This represented a decrease in minority interest of $313,000 in the electronics and metallic subsidiaries in the six months ended September 30, 2006.

Net Income - Net income was $7,000,000 for the six months ended September 30, 2006, an increase of $1,054,000 or 17.7%, as compared to net income of $5,946,000 for the six months ended September 30, 2005, and net income as a percentage of net sales was increased from 10.1% to 10.4% for the six months ended September 30, 2006. The increase in net income was mainly the result of the increase in operating income and other income, and the decrease in minority interest offsetting the increase in income tax as described above.

Net income for the plastic segment increased by 63.3% to $5,272,000 for the six months ended September 30, 2006 compared to $3,228,000 for the corresponding period in 2005. The increase in net income of the plastic segment was mainly the result of the increase in operating profit and other income offsetting the increase in income tax as described above.

Net income for the electronic & metallic segment decreased to $1,728,000 for the six months ended September 30, 2006 compared to $2,718,000 for the corresponding period in 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit offsetting the increase in other income, and the decrease in income tax and minority interest as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2006, the Company had a working capital surplus of $56,871,000 and cash and cash equivalent of $15,214,000. This compares with a working capital surplus of $55,114,000 and cash and cash equivalent of $25,369,000 at March 31, 2006. The decrease in cash and cash equivalent was mainly attributed to the capital investment of $5,330,000, dividend distribution of $6,718,000 offsetting the net cash generated from its operating activities of $626,000, proceeds from disposal of property, plant and equipment of $362,000 and the decrease in restricted cash of $649,000 during the six months ended September 30, 2006.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at September 30, 2006.

As of September 30, 2006, the Company had nil general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

                                     - end -

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                For and on behalf of
                                                Deswell Industries, Inc.
                                                by

                                                /s/ Richard Lau
                                                ------------------------
                                                Richard Lau
                                                Chief Executive Officer

Date: November 21, 2006